==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5) 1/

                          Sirius Satellite Radio Inc.
                   -------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   82966U-10-3
                                 ---------------
                                 (CUSIP Number)
         -----------------------------------------------------------

                           Apollo Management IV, L.P.
                            1999 Avenue of the Stars
                                   Suite 1900
                         Los Angeles, California 90067
                                 (310) 201-4100
         -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                  OCTOBER 17, 2002
          ----------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

==============================================================================

CUSIP No. 82966U-10-3                                         Page 2 of 6 Pages

==============================================================================

-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Apollo Investment Fund IV, L.P.
              13-3985622

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]

-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------

   4          SOURCE OF FUNDS*
                    00

-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]

-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                8,255,370
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               8,704,700
               ----------------------------------------------------------------
    EACH
               9
  REPORTING        SOLE DISPOSITIVE POWER
                         8,255,370
 PERSON WITH   ----------------------------------------------------------------
               10
                   SHARED DISPOSITIVE POWER
                         8,704,700
-------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    8,704,700
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    14.2%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                    PN
-------------------------------------------------------------------------------



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages

-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Apollo Overseas IV, L.P.
              98-0191324
-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                    00
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands
-------------------------------------------------------------------------------
  NUMBER OF    7
                   SOLE VOTING POWER
   SHARES                449,330
               ----------------------------------------------------------------
BENEFICIALLY   8
                   SHARED VOTING POWER
  OWNED BY               8,704,700
               ----------------------------------------------------------------
    EACH       9
                   SOLE DISPOSITIVE POWER
  REPORTING              449,330
               ----------------------------------------------------------------
 PERSON WITH   10
                   SHARED DISPOSITIVE POWER
                         8,704,700
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    8,704,700
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    14.2%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                    PN
-------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 6 Pages

-------------------------------------------------------------------------------
   1          NAME OF REPORTING PERSONS (ENTITIES ONLY)
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              Apollo Advisors IV, L.P.
              13-3985622

-------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
   3          SEC USE ONLY                                                  [ ]
-------------------------------------------------------------------------------
   4          SOURCE OF FUNDS*
                    00
-------------------------------------------------------------------------------
   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
-------------------------------------------------------------------------------
   6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
-------------------------------------------------------------------------------
  NUMBER OF   7
                   SOLE VOTING POWER
   SHARES                0
              -----------------------------------------------------------------
BENEFICIALLY  8
                   SHARED VOTING POWER
  OWNED BY              8,704,700
              -----------------------------------------------------------------
    EACH      9
                   SOLE DISPOSITIVE POWER
  REPORTING             0
              -----------------------------------------------------------------
 PERSON WITH  10
                   SHARED DISPOSITIVE POWER
                        8,704,700
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    8,704,700
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    14.2%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                    PN
-------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 5 amends the Schedule 13D originally filed on November 24, 1998, as amended by Amendment No. 1 filed on January 4, 1999, Amendment No. 2 filed on October 28, 1999, Amendment No. 3 filed on April 10, 2001, and Amendment No. 4 filed on April 13, 2001 (the "Schedule 13D"), by Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF IV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), and Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV"), and relates to the common stock, par value $.001 per share, of Sirius Satellite Radio Inc., a Delaware corporation (the "Company"), or securities convertible thereto. Capitalized terms used without definition in this Amendment No. 5 shall have the respective meanings ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is hereby amended by adding the following immediately after the last paragraph thereof:

            On October 17, 2002, AIF IV, Overseas IV, the Company and the other signatories thereto as identified on Schedule A of the Restructuring Agreement , entered into a Lock-Up Agreement (including the term sheet attached thereto as Annex A, the "Restructuring Agreement") relating to the restructuring of the Company (the "Restructuring"). In the Restructuring, among other things, (1) substantially all of the Company's outstanding indebtedness (including any indebtedness held or acquired by the Reporting Persons or any of their affiliates) will be exchanged on a pro rata basis for a number of newly issued shares of Common Stock equal, in the aggregate, to 62% of the number of shares of Common Stock that are expected to be outstanding at the completion of the Restructuring and (2) all of the Company's outstanding 9.2% Series A Junior Cumulative Convertible Preferred Stock, 9.2% Series B Junior Cumulative Convertible Preferred Stock, and 9.2% Series D Junior Cumulative Convertible Preferred Stock (together, the "Preferred Stock") will be exchanged for a number of newly issued shares of Common Stock equal, in the aggregate, to 8% of the number of shares of Common Stock that are expected to be outstanding at the completion of the Restructuring, as well as warrants (the "Warrants") to purchase an additional 9.1% of the shares Common Stock and otherwise having the terms and at the prices set forth in the Restructuring Agreement. In addition, certain parties to the Restructuring Agreement agreed to invest an aggregate of $200 million (the "Investment") in exchange for a number newly-issued shares of Common Stock equal, in the aggregate, to 22% of the number of shares of Common Stock that are expected to be outstanding at the completion of the Restructuring.

            As part of these transactions, AIF IV and Overseas IV agreed (i) to exchange any Company indebtedness represented by Company notes held or acquired by them for their pro rata interest in the Common Stock as described under clause (1) of the preceding paragraph, and (ii) to exchange all of the shares of Preferred Stock held by them for (a) a number of shares equal, in the aggregate to approximately 4.2% of the number of shares of Common Stock that are expected to be outstanding at the completion of the Restructuring, and (b) Warrants to purchase an additional 4.66% of the Common Stock. In addition, as part of the Investment, Apollo Management, L.P. and/or its affiliates (collectively, "Apollo") agreed to invest $25 million for approximately 2.5% of Common Stock expected to be outstanding at the completion of the Restructuring.

            Under the Restructuring Agreement, at the completion of the Restructuring, the Company's board of directors will be comprised of seven directors, a majority of whom will be nominated by parties to the Restructuring Agreement. Apollo will have the right to nominate one of the seven directors.

            AIF IV and Overseas IV will fund their respective obligations under the Restructuring Agreement from working capital and/or capital contributions (in the ordinary course) from their respective partners.

            The foregoing is qualified in its entirety by reference to the Restructuring Agreement and the accompanying term sheet, the full texts of which are attached as Exhibit 6 hereto.

            The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by, or to be acquired (whether in the Restructuring or otherwise), by any other party to the Restructuring Agreement, or any of their affiliates. The Reporting Persons further disclaim any group status with any other such persons or parties to the Restructuring by reason of any of the Reporting Persons being party to the Restructuring Agreement.

ITEM 4. PURPOSE OF TRANSACTION.

            Item 4 is hereby amended by the incorporation by reference herein of the matters set forth in Item 3.

            The Restructuring is subject to numerous conditions including shareholder approval. In addition, the transaction could relate to or result in one or more of the matters set forth in Sections (a) through (j) of Item 4 to
Schedule 13D, including, without limitation, sections (a), (d), (e) and (g).

            The Reporting Persons reserve the right to change their investment intent, to purchase and/or sell equity or debt securities of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is hereby amended by the incorporation by reference herein of the matters set forth in Item 3.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 6 Restructuring Agreement, dated as of October 17, 2002, by and among the Company, AIF IV, Overseas IV and certain other parties signatory thereto.

                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct and agree that this statement is filed on behalf of each of them.

Dated:  10/25/02

                                 APOLLO INVESTMENT FUND IV, L.P.

                                 By:  Apollo Advisors IV, L.P., its General
                                      Partner
                                      By: Apollo Capital Management IV, Inc.,
                                          its General Partner


                                 By:   /s/ Michael D. Weiner
                                      ----------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President, Apollo Capital
                                             Management IV, Inc.


                                 APOLLO OVERSEAS PARTNERS IV, L.P.

                                 By:  Apollo Advisors IV, L.P., its Managing
                                      General Partner
                                      By: Apollo Capital Management IV, Inc.,
                                          its General Partner


                                 By:   /s/ Michael D. Weiner
                                      ----------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President, Apollo Capital
                                             Management IV, Inc.


                                 APOLLO ADVISORS IV, L.P.

                                 By:  Apollo Capital Management IV, Inc., its
                                      General Partner


                                 By:   /s/ Michael D. Weiner
                                      ----------------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President, Apollo Capital
                                             Management IV, Inc.